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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of December, 1998.


                         LASERMEDIA COMMUNICATIONS CORP.
                  11 Charlotte Street, Toronto, Ontario M5V 2H5


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F   X      Form 40-F
                                  -----               -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.)


                               Yes         No   X
                                   -----      -----

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

                                 Not Applicable



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                         LASERMEDIA COMMUNICATIONS CORP.

                                  PRESS RELEASE


FOR IMMEDIATE RELEASE                                         Press Release #18
Toronto, Ontario                                              December 16, 1998


                 LASERMEDIA LAUNCHES PHASE ONE OF THE INTERNET'S
                  FIRST INTERACTIVE HEALTH AND FITNESS WEBSITE:
                                 www.actfit.com


LaserMedia Communications Corp. (CDN: LMCD)
TRADING ON NASDAQ/OTC-BULLETIN BOARD (LZMCF)
Issued and Outstanding - 14,484,268 Common Shares

* "$" represents Canadian dollars.

TORONTO, December 15, 1998. LaserMedia Communications Corp. ("LaserMedia") is pleased to announce the launch of Phase One of the Internet's first interactive health and fitness website, www.actfit.com.

The first of four stages in the rollout of LaserMedia's virtual health club, Phase One unveils the innovative graphic interface which will set actfit.com apart from every other site on the web.

In developing the concept for the site, LaserMedia drew heavily on its experience producing the highly successful Active Fitness CD-ROMs. "We pretty much wrote the book on interactive fitness programs", said Richard Hue, LaserMedia Chairman and CEO. "It was a natural migration from CD-ROMs to the web. We needed to be sure, though, that the technology to view it was there at the user end."

LaserMedia utilized a sophisticated web browser plug-in to provide the full-motion effects and interactivity that greet visitors to actfit.com.

"It really takes websites to a whole new level", commented Mr. Hue. "Most sites just sit there on the screen. This one jumps and pulls you in."

The graphic interface makes navigation simple for novice web users, while experienced net surfers will find it entertaining and stimulating. A unique site map links the club's various rooms to a central hub.



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The result is an experience which startlingly duplicates the walking into a real-life fitness club. Members sign in at a lifelike Reception Area, where they can send or pick up e-mail, a free service of the site.

They can then proceed to a Members Lounge, where they can trade messages on a bulletin board; browse a magazine rack with a searchable database of over 300 articles; access a Frequently Asked Questions section; and will even be able to link to power drinks at a virtual juice bar.

In the online gymnasium, members will get workout tips from professional trainers and access a wealth of health and fitness information. A Pro Shop area will offer a selection of high-quality fitness-related merchandise which can be purchased on-line.

While applicants will eventually chose from three levels of paid membership, the club is signing up new members free during Phase One. Mr. Hue expects a membership base of over 100,000 by the time Phase Four is complete.

"Our goal for Phase Four", said Mr. Hue, "is to be able to deliver a complete, personalized package of fitness services to every member, and to become the central provider of health and fitness information on the web."

Subsequent phases will premier strategic alliances with major marketers in the sports, health and fitness field; open up "rooms" devoted to individual sports; and provide a hosting service for fitness-related websites.

All phases will be complete by the end of the first quarter of 1999.

For further information, contact:
Jack Wall
Investor Relations, RT Equity Inc.
(416) 967-4779 / (888) 821-2800

THE INFORMATION HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY REGULATORY AUTHORITIES.





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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, LaserMedia Communications Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     LASERMEDIA COMMUNICATIONS CORP.



Date: December 18, 1998              By: /s/ Richard Hue
                                         --------------------------------------
                                         RICHARD HUE
                                         Chairman and Chief Executive Officer
















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